September 28, 2005

Gregory S. Wood
Executive Vice President and
  Chief Financial Officer
Liberate Technologies
2655 Campus Drive, Suite 250
San Mateo, CA 94403

	RE:	Liberate Technologies
		Amendment No. 1 to Schedule 13E-3 filed August 26, 2005
      File No. 005-58281

		Revised Preliminary Proxy Statement on Schedule 14A
		Filed August 26, 2005
		File No. 0-26565

Dear Mr. Wood:

	We have reviewed the above filings and have the following comments.

Schedule 13E-3
1. We note your response to our prior comment 2. You indicate that the SeaChange asset sale is not of the type described in SEC Release
34-16075. We note however, that the release cites to transactions of the type described therein only as typical examples and is not intended to be exclusively limited to such examples. Further, as the release suggests, while a sale of assets to a non-affiliate is not a transaction specified in paragraph Exchange Act Rule 13e-3(a)(3)(i), a purchase by an issuer, in this case, the cashing out of fractional shares, would be such a transaction, and therefore the combination of these transactions could constitute a series of transactions involving a transaction specified in paragraph (a)(3)(i). In your response letter, please expand your discussion and analysis as to why you believe that SEC Release 34-16075 is not applicable to this transaction.
2. You indicate in your response to our prior comment 2 that the SeaChange asset sale did not have a reasonable likelihood of producing the effects set out in Rule 13e-3(a)(3)(ii). In support of such conclusion, you indicate that the reverse/forward stock split could have been accomplished before the asset sale transaction. Please substantiate this statement. For example, did you have the financial resources, given your monthly burn rate, liquidity and outstanding obligations, to cash out the fractional shares following the Double C asset sale and the $2.10 dividend that you issued on April 8, 2005?
3. We note your response to our prior comment 4. Supplement your disclosure to include the information regarding the vesting of options and units.
Preliminary Proxy Materials
4. We reissue our prior comment 10, in part. Provide an overview and range of the potential benefits in quantitative terms that continuing stockholders may experience as a consequence of successful efforts to recover on claims against others and limit liabilities to others.
5. We note your response to our prior comment 12. You indicate that your non-North American Assets were sold to SeaChange and that the "take private" transaction was then considered as a method to reduce overhead and reporting costs after the disposal of all the Company`s operating businesses. However, your disclosure in the proxy statement as well as in your other responses indicates that you considered a going private transaction prior to the closing of the sale of your assets to SeaChange. Please clarify this inconsistency.
6. We reissue our prior comment 18, in part. Revise your disclosure to explain in greater detail why a liquidation analysis was not performed. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

7. We note your response to prior comment 21. Please expand your disclosure to identify all material assumptions. In the alternative, please delete the word "including" from the second full paragraph on page 27 and confirm to us that you have identified all material assumptions.

8. We note your response to prior comment 21. Please revise the first sentence of the penultimate paragraph on page 27 to delete the implication that shareholders cannot rely on the projections. While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, it remains objectionable to state that the projections cannot be relied upon.
9. We note your response to our prior comment 23. Please expand your disclosure on page 31 to include this additional information.
10. We note your response to our prior comment 26. Your statement that management does not expect any significant benefit from the future use of tax loss carryforwards implies that management has been able to quantify, at least to some extent, what that benefit is in order to make such a conclusion. In your response letter, please quantify the benefit or anticipated range of benefit to the extent practicable.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information, and file the letter electronically on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
or Michael Pressman, Special Counsel, Office of Mergers &
Acquisitions, at (202) 551-3345 with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara
C. Jacobs, Assistant Director at (202) 551-3730.


	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services


cc:	Michael Pressman, Esq.
      via facsimile
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
(F) 888.329.2950
Gregory S. Wood
Liberate Technologies
September 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE